Exhibit 99.4

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

January 17, 2025

Canadian Securities Exchange
British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Financial And Consumer Services Commission (New Brunswick)
Manitoba Securities Commission
Nova Scotia Securities Commission
Autorité Des Marchés Financiers
Financial And Consumer Affairs Authority of Saskatchewan
Office of the Superintendent of Securities (Prince Edward Island)
Office of the Superintendent of Securities (Newfoundland& Labrador)
Office of the Superintendent of Securities (Northwest Territories)
Department of Justice (Nunavut)
Department of Community Services (Yukon)

Re:	IM Cannabis Corp. Change of Auditor Notice dated January 16, 2025

Pursuant to National Instrument 51-102 (Part 4.11), we have read the above-noted Change of Auditor Notice and confirm our agreement with the information contained in the Notice pertaining to our firm.

Your sincerely,

/s/ KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

cc:          The Board of Directors, IM Cannabis Corp.